11019445

AB 3/12

Mail Processing Section
MAR 01 2011
Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67881

* KH 3/11

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/2/08 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill Specialists Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

Mail Processing Section
MAR 01 2011
Washington, DC 106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/17

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Timber Hill Specialists Corp., as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

Signature 2/28/11 Date

Chief Financial Officer
Title

Notary Public

Nancy Ann Nelson
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2012

TIMBER HILL SPECIALISTS CORP.
(SEC I.D. No. 8-67881)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Timber Hill Specialists Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill Specialists Corp. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Company suspended its operations subsequent to December 31, 2010.

Deloitte & Touche LLP

February 28, 2011

TIMBER HILL SPECIALISTS CORP.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

Assets		
Cash	$	1,842,774
Other assets		34,290
Total assets	$	1,877,064
Liabilities and equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	54,626
Payable to affiliates		62,006
Total liabilities		116,632
Stockholder's equity:		
Common stock, $1 stated value per share:		
1000 shares Authorized, 10 shares Issued and Outstanding		10
Paid in capital		2,550,000
Accumulated deficit		(789,578)
Total stockholder's equity		1,760,432
Total liabilities and equity	$	1,877,064

See accompanying notes to the statement of financial condition

TIMBER HILL SPECIALISTS CORP.

Notes to Statement of Financial Condition
As of December 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Timber Hill Specialists Corp. ("THSC" or "the Company") was incorporated on January 2, 2008 and became a U.S. Registered Broker Dealer on October 25, 2008, with its registered office in Greenwich, Connecticut. The Company, which commenced stock specialist operations on the American Stock Exchange and NASDAQ in July 2010, does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is wholly owned by IBG LLC ("IBG LLC" or "the Group"), a limited liability company organized in Connecticut. The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.") a publicly traded U.S. holding company. In addition to the Company, the Group is comprised of several Operating Companies (Note 8).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in conformity with the Accounting Standards Codification ("ASC").

The preparation of financial statements in conformity with ASC requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the estimated fair value of compensation accruals and tax liabilities.

Fair Value

At December 31, 2010, substantially all of the Company's assets and liabilities were carried at fair value or were assets which are short-term in nature (such as cash) and were carried at amounts that approximate fair value.

Cash

At December 31, 2010, cash was held at one major financial institution, and cash on deposit exceeded federal insurance limits.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances recognized in statement of financial condition, prescribing a "more likely than not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

As a result of losses incurred, the Company's calculated deferred tax assets arising from these losses would be approximately $315,000. The Company has applied a 100% valuation allowance to these deferred tax assets as it is not likely that the benefit of these deferred tax assets will be realized in future years.

As of December 31, 2010, the Company had no unrecognized tax liabilities as defined under ASC 740 and no adjustments were required to be made to existing income tax reserves.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the Financial Accounting Standards Board ("FASB") will issue Accounting Standards Updates ("ASU's") as the means to add to or delete from, or to amend the ASC. In 2009 and 2010, ASU's 2009-01 through 2009-17 and ASU's 2010-01 through 2010-29 were issued, and in 2011, prior to the issuance of the Company's statement of financial condition, ASU 2011-01 was issued. Following is a summary of recently issued ASU's that affected or may affect the Company's statement of financial condition:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

	Affects	Status
ASU 2010-12	*Income Taxes (Topic 740)* - Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts	Effective on issuance.
ASU 2010-13	*Compensation - Stock Compensation (Topic 718)* - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early application is permitted.

Adoption of those ASU's that became effective during 2009 and 2010, and in 2011, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASU's that will become effective in the future.

3. SPECIALIST ACTIVITIES AND RELATED RISKS

The Company's business activities are comprised of stock specialist operations. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks principally arise from equity price risk. The Company seeks to mitigate market risk associated with trading inventories through a program of liquidating its positions daily with an affiliate (Note 8). Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily on securities purchased and sold. The

3. SPECIALIST ACTIVITIES AND RELATED RISKS (continued)

Company attempts to limit such risks by continuously reevaluating prices and avoiding concentrations of positions based on the same underlying security.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Credit risk is limited in that substantially all of the transactions entered into are settled directly at securities clearing houses. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes and settles various securities transactions with its affiliates. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that affiliates or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to affiliates or counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2010, the Company did not have any concentrations of credit risk.

4. STOCKHOLDER'S EQUITY

IBG LLC has contributed total capital of $2,550,010, in exchange for which the Company issued 10 shares of capital stock (out of a total of 1,000 shares authorized), with a stated value of $1.00 per share, to IBG LLC as the sole shareholder of the Company.

5. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may become subject to legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. As of December 31, 2010, no reserves for potential losses related to litigation matters were deemed necessary.

6. DEFINED CONTRIBUTION PLAN

The Group offers substantially all employees of U.S.-based Operating Companies (Note 8) who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. These plans provide for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company uses $1,000,000 as the minimum net capital requirement. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2010, the Company had net capital of $1,726,142 which was $726,142 in excess of required net capital of $1,000,000.

8. RELATED PARTY TRANSACTIONS

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill LLC ("TH LLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC and subsidiaries ("IB LLC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

TH LLC is a registered broker-dealer in the US and a member of various securities and commodities exchanges. At the end of each business day, TH LLC purchases the Company's net trades resulting in THSC having no reportable trading assets or liabilities in its statement of financial condition.

IB LLC is a registered broker-dealer in the US and engages in execution and clearing securities services for customers and affiliates, including the Company's stock trades and settlements.

IBG LLC is the holding company for the group of operating companies. These companies, including THSC, share administrative, financial and technological resources.

THSC currently has no transactions or balances with Group companies other than IBG LLC, TH LLC, or IB LLC. Payables, including administrative, consulting and service fees and advances between operating companies, are netted by operating company.

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2010:

Payable to affiliates	$ 62,006

9. SUBSEQUENT EVENTS

As required by ASC 855-10-50, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition. Subsequent to December 31, 2010 the Company suspended its specialist operations indefinitely. The Company believes that its stockholder's equity is sufficient to fund future obligations. No other recordable or disclosable events occurred through this date.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Timber Hill Specialists Corp.
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill Specialists Corp. (the "Company") as of and for the period from January 2, 2008 through December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the Company's suspension of its operations subsequent to December 31, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP